Actuarial Opinion and Consent

This opinion is furnished in connection with Post-Effective Amendment No. 1 to the registration of the Flexible Premium Adjustable Variable Life Insurance Policy of the Pan-American Separate Account A, File Number 333-55230.

I am familiar with the terms of the Registration Statement and the accompanying exhibits. The prospectus included in the Registration Statement describes the policy issued by Pan-American Assurance Company. In my professional opinion:

1. The charges on the policy are reasonable in relation to industry norms and in relation to the expenses expected to be incurred by Pan-American Assurance Company in connection with this policy.

2. The illustrations of accumulated premium, death benefits, account values, and cash surrender values that appear in the prospectus are consistent with the provisions of the policy and are based on the assumptions stated in the accompanying text.

3. The illustrations show values on both a current basis and a guaranteed basis.

4. The pricing for the combination of age, gender, rate class, and premium amount used in these illustrations has not been biased or manipulated in order to produce a more favorable illustration than other combinations of age, gender, rate class, and premium amount.

I hereby consent to the use of this opinion as an Exhibit to the registration. /s/ Andrew Erman

Andrew M. Erman, FSA, MAAA
Vice President and Actuary
Entrepreneurial Team
Pan-American Assurance Company